January 11, 2007

MetLife
One MetLife Plaza
27-01 Queens Plaza North
Long Island City, New York 11101

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:   Metropolitan Life Insurance Company ("MetLife")
      Metropolitan Life Separate Account E (the "Account")
      File No. 333-105692
      Request for Withdrawal of Registration Statement on Form N-4


Ladies and Gentlemen:

      On behalf of MetLife and the Account, transmitted herewith for filing with the Securities and Exchange Commission (the "Commission") pursuant to Rule 477 under the Securities Act of 1933, as amended, is a request for the withdrawal of the above-referenced registration statement, including all exhibits thereto (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission on May 30, 2003 (Accession No. 0000950123-03-006679).

      MetLife and the Account believe the withdrawal of the Registration Statement to be consistent with the public interest and the protection of investors. The Registration Statement was never declared effective by the Commission, and no interests in the Account were sold pursuant to the Registration Statement.

      If you have any questions regarding this matter, please contact Diane E. Ambler, Esq., of Kirkpatrick & Lockhart Preston Gates Ellis LLP at (202) 778-9886.


                                    Sincerely,

                                    Metropolitan Life Insurance Company

                                    /s/ Myra L. Saul

                                    Myra L. Saul
                                    Associate General Counsel

                                    Metropolitan Life Separate Account E

                                    /s/ Myra L. Saul

                                    Myra L. Saul
                                    Associate General Counsel



cc:   Alison White